Exhibit 3.5

[TRANSLATION]

QUEBECOR MEDIA INC.

(the “Corporation”)

WRITTEN RESOLUTIONS IN LIEU OF

AN ANNUAL MEETING OF THE SHAREHOLDERS

Dated : May 25, 2011

“2)	ELECTION OF DIRECTORS

BE IT RESOLVED:

a)	THAT the number of directors on the board of directors of the Corporation be reduced from 9 to 8 directors, four (4) of which to be designated by Quebecor Inc. and four (4) of which by CDP Capital D’Amérique Investissements Inc;”